                                                               Exhibit - G

             Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")

                       SECURITIES AND EXCHANGE COMMISSION

                               December ___, 2002

     Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ______, 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Exelon Corporation, a Pennsylvania corporation ("Exelon"), Exelon Ventures Company ("Ventures"), Exelon Enterprises Company, LLC ("Enterprises"), Exelon Generation Company, LLC ("Genco") and Exelon New Trust Company/1/ ("MBT" and collectively, "Applicants"), each located at 10 South Dearborn Street, 37/th/ Floor, Chicago, Illinois 60603 filed an application-declaration under sections Sections 6(a), 7, 11(b)(2) of the Act and Rules 45, 53 and 54 under the Act (the "Application/Declaration").

     Applicants seek authority to undertake activities related to Exelon's corporate structure with respect to the Applicants.

     Genco is a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of exempt wholesale generators. Ventures is a non-utility company and a first tier subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises

--------
/1/ The name "Exelon New Trust Company" serves currently as a place holder for the to be formed entity. Exelon will choose a final name upon the formation of the entity and commits to amend the record in this proceeding to reflect such name.

Company, LLC ("Enterprises" and, together with Genco and Ventures, the "Subsidiaries")./2/ Enterprises is the principal subsidiary through which Exelon conducts its non-utility businesses and MBT is a to be formed Massachusetts Business Trust.

     Exelon and the Subsidiaries seek authority to (i) form a new wholly-owned subsidiary of Ventures, MBT and (ii) for Ventures to transfer its wholly-owned subsidiaries Genco and Enterprises to MBT.

     Applicants state that Genco is currently in the process of acquiring various generating and other assets consisting primarily of power generation facilities operating (or under construction) and located primarily in Massachusetts (the "Massachusetts Exempt Businesses"). Applicants contend that acquisition of the Massachusetts Exempt Businesses will not require any Commission approval because all entities acquired are either exempt wholesale generators, energy related companies under Rule 58 or intermediate subsidiaries of the type approved in Holding Co. Act Release No. 27545 (June 27, 2002). All of the Massachusetts Exempt Businesses are currently held in various limited liability companies.

     Applicants state that the acquisition of the Massachusetts Exempt Businesses by Genco is anticipated to have certain adverse state tax impacts on the Exelon system, unless the corporate restructuring for which authority is sought in the Application can be implemented. State and local income and franchise taxes are often directly impacted by a company's organizational structure, choice of legal entity, state of incorporation, and other factors. According to Applicants, the current legal entity structure of the Exelon system is not the most efficient structure from a state income and franchise tax standpoint when considering the changes in Genco's business model resulting from the acquisition of the Massachusetts Exempt Businesses. The Massachusetts Exempt Businesses are primarily located in Massachusetts and other high tax states. Applicants assert that Massachusetts has an unusual corporate excise tax that includes both a tax on income and property and is very different from the majority of states in which Genco currently operates. The overall tax burden imposed by Massachusetts on corporate entities is generally greater than that imposed by other states in which Genco does business.

     According to Applicants, the acquisition of the Massachusetts Exempt Businesses by Genco under the current legal entity structure will cause Genco's existing nexus (i.e., physical presence) in Massachusetts to increase. This will cause Genco to be taxable in Massachusetts on its existing income and capital (i.e., pre-Massachusetts Exempt Businesses attributes) as well as its income and capital resulting from the Massachusetts Exempt Businesses./3/ This will have the effect of increasing the overall tax burden of the Exelon system. This is true even though the

--------
/2/ As described in the Form U-1 Application-Declaration seeking approval of the merger between Unicom Corporation ("Unicom") and PECO Energy Company ("PECO"), to form Exelon, formation of Ventures was necessary to achieve the desired corporate reorganization of the Unicom non-utility subsidiaries and the PECO non-utility subsidiaries without incurring substantial income tax liability. See Exelon Corporation, Holding Co. Act Release No. 27256 (October 19, 2000) (the "Merger Order").

/3/ A multi-state entity apportions (i.e., divides) its income between various states based on its amount of property, payroll and sales in each state. The acquisition of the Massachusetts Exempt Businesses would cause Genco's taxability in Massachusetts to increase regardless of the income or loss actually produced from the Massachusetts Exempt Businesses.

Massachusetts Exempt Businesses being acquired will not immediately generate taxable income. Additionally, the existing legal entity structure creates the potential for multiple taxation of the same income. The state income tax treatment of certain entities (e.g., limited liability companies) and dividends varies in different states. Applicants claim that under the existing structure, risk exists that dividends to Ventures from the entities owning and operating the Massachusetts Exempt Businesses and Ventures' other subsidiaries could be subject to multiple layers of state income tax without meaningful relief in other states. This risk of multiple taxation could be significant to the Exelon system due to the profitability of the generation segment and the magnitude of potential distributions paid from these entities.

Proposed Restructuring

     Because of the issues outlined above, the Subsidiaries propose to implement a restructuring that would create a more tax-efficient legal entity structure, thereby reducing the Exelon system's overall tax burden, and reducing the risk of multiple taxation of the dividends from the Massachusetts Exempt Businesses and Ventures' other subsidiaries. Applicants assert that such restructuring has become necessary due to the changes in Genco's business operations, including the acquisition of the Massachusetts Exempt Businesses. The rules relating to the taxation of certain legal entities for state income and franchise tax purposes should allow the Exelon system to reduce its overall tax burden and reduce the risk of double taxation without changing the underlying business operations of Ventures, Genco and Genco's subsidiaries.

     In order to mitigate the adverse state tax impact to the Exelon organization from the acquisition of the Massachusetts Exempt Businesses, Exelon and the Subsidiaries propose to create a new subsidiary, MBT, under Ventures to hold Ventures' membership interests in Genco and Enterprises. The proposed new legal entity would be formed as a business trust under Massachusetts law. MBT would be wholly owned by Ventures. Upon formation, MBT will elect to be taxed as a corporation for federal tax purposes./4/ Subsequently, Ventures will contribute its membership interests in Genco and Enterprises to MBT. As a result, Exelon will remain the sole owner of Ventures, Ventures will be the sole owner of MBT and MBT will be the sole owner of Genco and Enterprises.

     Upon completion of the restructuring, MBT will become a registered holding company under the Act.

Summary of Benefits to Organization

     Applicants state that the proposed restructuring is expected to increase the overall efficiency of Exelon's legal entity structure and should provide substantial state tax efficiencies for the Exelon organization. These state tax efficiencies are projected to create benefits to the Exelon organization of between $3 and $4 million on an annual basis./5/

--------
/4/    Treas. Regs. (S) 301.7701-1, et. seq.

/5/    Benefits calculated net of federal tax effect.

     In addition, the proposed restructuring should reduce the risk of multiple layers of taxation associated with dividends from Ventures' various subsidiaries to Ventures. The benefit to the Exelon system of reducing this risk of multiple taxation is significant.

     According to Applicants, due to the nature of these state tax efficiencies and the operation of the applicable state tax provisions, the benefits to the Exelon organization cannot be realized until the above restructuring is completed. Immediately upon the completion of the restructuring, the benefits will begin to accrue to the organization.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

[______________]

[Deputy]           Secretary